

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2011

H. James McKnight
Executive Vice-President, Chief Legal Officer & Corporate Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

  Re: Baker Michael Corp. (a.k.a. Michael Baker Corporation)
    Registration Statement on Form S-3
    Filed February 4, 2011
    File No. 333-172055

Dear Mr. McKnight:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that in your filing and in publicly available information your company name is Michael Baker Corporation. However, on EDGAR, you are listed as Baker Michael Corp. Please revise as appropriate to provide your correct name.

2.   We note that you have not filed the statement of eligibility of the trustee. Please file this
in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent
you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the
trustee on a delayed basis, you must note this in the exhibit list. If you intend to
designate the trustee on a delayed basis, please be aware that companies relying upon
Section 305(b)(2) must separately file the Form T-1 under the electronic form type
"305B2." In this situation, companies should not file the Form T-1 in a post-effective
amendment to the registration statement or in a Form 8-K that is incorporated by
reference into the registration statement. Please refer to Section 220.01 under 1939 Act –
General Guidance, which can be located at
http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit
index accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with respect
to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility for
the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the federal
securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

H. James McKnight
Executive Vice-President, Chief Legal Officer & Corporate Secretary
Michael Baker Corporation
February 28, 2011
Page 3

    Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief

cc: David L. DeNinno, Esq. (*via facsimile*)